                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                        --------------------------------

                              TB WOOD'S CORPORATION
                       (Name of Subject Company (Issuer))

                         TB WOOD'S CORPORATION (Issuer)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    872226105
                      (CUSIP Number of Class of Securities)

                              Thomas F. Tatarczuch
                              TB Wood's Corporation
                             440 North Fifth Avenue
                             Chambersburg, PA 17201
                                 (717) 267-2900

            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                David E. Schulman
                                     Dechert
                                2 Serjeants' Inn
                                 London EC4Y 1LT
                                 United Kingdom
                               +44 (0)20 7583 5353
                        --------------------------------


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                            CALCULATION OF FILING FEE

----------------------------------------    -------------------------------
        Transaction valuation*                   Amount of filing fee


              $1,725,000                               $345

----------------------------------------    -------------------------------


* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 150,000 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $11.50 per share in cash.


         /X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:            $345
                  Form or Registration No.:          Schedule TO
                  Filing Party:                      TB Woods
                  Date Filed:                        June 29, 2001

         / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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                                   SCHEDULE TO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by TB Wood's Corporation, a Delaware corporation (the "Company") with the Securities and Exchange Commission ("SEC") on June 29, 2001, as most recently amended on July 20, 2001 (the "Schedule TO"). The Schedule TO relates to the offer by the Company to purchase 150,000 shares of its common stock, par value $.01 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. The Company's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2001, and in the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the "Offer." The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, is incorporated herein by reference.

This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The Schedule TO is hereby amended as set forth below.

ITEM 11. Additional Information

         Item 11 of the Schedule TO is amended and supplemented as follows:

         On July 30, 2001, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(5)(C).

ITEM 12.          Exhibits

         Item 12 of the Schedule TO is amended and supplemented as follows:

Exhibit No.              Description

(a)(5)(C)                Press Release, dated July 30, 2001




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2001                                TB WOOD'S CORPORATION


                                                     By: /s/ Michael L. Hurt
                                                         -------------------
                                                     Name:   Michael L. Hurt
                                                     Title:  President

                                  EXHIBIT INDEX


*(a)(1)(A)          Offer to Purchase, dated June 29, 2001

*(a)(1)(B)          Letter of Transmittal

*(a)(1)(C)          Notice of Guaranteed Delivery

*(a)(1)(D)          Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees, dated June 29, 2001

*(a)(1)(E)          Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees, dated June 29,
                    2001

*(a)(1)(F)          Guidelines for Certification of Taxpayer Identification on
                    Substitute Form W-9

(a)(2) - (a)(4)     Not applicable

*(a)(5)(A)          Letter to Stockholders from Michael L. Hurt and Thomas C.
                    Foley, dated June 29, 2001

*(a)(5)(B)          Press Release, dated June 29, 2001

 (a)(5)(C)          Press Release, dated July 30, 2001

*(b)(A) Revolving Credit Agreement by and among TB Wood's Incorporated, Plant Engineering Consultants, Inc., Grupo Blaju, S.A., de C.V., T. B. Wood's Canada, Ltd. and the Banks Party thereto and PNC Bank, National Association, as Agent, dated October 10, 1996 (incorporated by reference to Form 10-K for fiscal year 1996, Exhibit 10.44) as most recently amended on November 8, 1999.

*(b)(B) First Amendment to Loan Documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association, as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated April 7, 1997 and effective as of April 1, 1997 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

*(b)(C) Second Amendment to Loan Documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association, as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated January 20, 1998 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).
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*(b)(D)             Third Amendment to Loan Documents by and among TB Wood's
                    Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association, as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated April 24, 1998 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

*(b)(E) Fourth Amendment to Loan Documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association, as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated July 21, 1999 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

*(b)(F) Fifth Amendment to Loan Documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association, as Agent, PNC Bank, National Association, Summit Bank, First Union National Bank and National City Bank of Pennsylvania, dated November 8, 1999 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

*(d)(A) Non-Qualified Stock Option Agreements between T. B. Wood's Sons Company and Joseph S. Augustine, Michael H. Iversen, David H. Halleen, Stanley L. Mann, Lee J. McCullough, Carl
                    R. Christenson, Harold L. Coder, III and James E. Williams (incorporated by reference to Form S-1 filed by the company on September 1, 1995, Exhibit 10.36).

*filed previously.